UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission File Number 1-13928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario, Canada

(State or other jurisdiction of)

Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices)                (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 20-0563684

Plan Number: 003

Financial Statements as of December 31, 2020 and 2019, and

for the Year Ended December 31, 2020,

Supplemental Schedule as of and for the Year Ended

December 31, 2020, and Report of Independent Registered Public

Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

USA Pensions and Benefits Committee and Plan Participants

RBC U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of RBC U.S.A. Retirement and Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of RBC U.S.A. Retirement and Savings Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

USA Pensions and Benefits Committee and Plan Participants

RBC U.S.A. Retirement and Savings Plan

Supplemental Information

The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions (supplemental information) as of or for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2020.

Minneapolis, Minnesota

June 3, 2021

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Investments — at fair value:
Royal Bank of Canada Common Stock	$350,173,817	$365,138,928
Common collective trusts	1,441,163,984	1,194,192,081
Mutual funds	1,400,953,969	1,219,753,645
Personal directed brokerage accounts	128,000,820	97,437,671

Total participant directed investments	3,320,292,590	2,876,522,325
Receivables:
Notes receivable from participants	19,593,900	20,664,403
Employer matching fixed contribution	5,102,618	4,812,599

Total receivables	24,696,518	25,477,002

NET ASSETS AVAILABLE FOR BENEFITS	$3,344,989,108	$2,901,999,327

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS:
INVESTMENT INCOME:
Dividends and interest	$53,162,398
Net appreciation(depreciation) in fair value of investments	382,587,134

Net investment income	435,749,532

INTEREST INCOME — Notes receivable	1,125,745

CONTRIBUTIONS:
Participant	127,424,927
Participant rollover	15,606,994
Employer — fixed matching	55,587,078

Total contributions	198,618,999

DEDUCTIONS:
Benefits paid to participants	(192,046,812)
Administrative expenses	(457,683)
Total deductions	(192,504,495)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	442,989,781

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	2,901,999,327

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$3,344,989,108

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Bank (Georgia) (the “RBC Companies” or “the Company”) in the United States. The Plan Sponsor is RBC Holdco. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Operations Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”. The USA Pensions and Benefits Committee (the “Committee”) provides oversight of the plan.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. Eligible employees receive employer matching contributions beginning the first of the month following one year of service.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code, which was $19,500 for the 2020 plan year. Employees who have attained age 50 before the end of the plan year may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 100% of compensation. Catch-up contributions were subject to an annual limit of $6,500 under Internal Revenue Service (IRS) regulations during 2020. Catch-up contributions are not subject to RBC Companies’ matching contributions. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of participant compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate JPMorgan SmartRetirement fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Financial Consultants, Financial Advisors, Branch Manager, Regional Directors, or Complex Directors employed by RBC Capital Markets, LLC, are limited to $1,500 fixed matching contributions. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for fixed matching contributions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and/or after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, fund earnings and/or losses, and charged with withdrawals and an allocation of fund losses.

Investments — Participants may direct and redirect the balance of their account and contributions into any of the Plan’s investment options, including the Fidelity BrokerageLink investment option. The Fidelity BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible registered mutual funds. Investment elections may be changed by the participant daily. Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund (the Company’s unitized common stock fund which invests in RBC shares) into one or more other investment funds. The various investment options available to the participants include the RBC Stock Fund, mutual funds including target date funds, common collective trusts and Fidelity BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, Roth 401(k) contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the fixed employer matching contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability, attaining retirement age, or if the Plan is terminated.

Forfeitures — After a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited at the time the participant takes a distribution from the Plan or is forfeited at the request of RBC. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $2,774,159 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2020. Forfeiture account balances were $2,382,152 and $2,833,199 as of December 31, 2020 and 2019, respectively.

The following summarizes the changes in the forfeiture accounts for the Plan year ended December 31, 2020

2020
Forfeiture accounts:
Additions to forfeiture accounts	$2,749,519
Forfeitures used for employer contributions	(2,774,159)
Forfeitures used for administrative expenses	(426,408)

Net increase/(decrease) in forfeiture accounts	$(451,047)

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Notes Receivable from Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the Reuters published prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.25% to 9.25%. Loans are due at various dates through 2035. Loans are generally repaid through regular payroll deductions and are deemed to be in default if payments are greater than 90 days past due.

Payment of Benefits — Upon termination of employment, participants may generally request a lump-sum distribution of the employee pretax, Roth 401(k) and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax, Roth 401(k), after-tax, catch-up, Roth catch-up and rollover contributions (excluding investment earnings on pretax, Roth 401(k), catch-up and Roth catch-up contributions) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Participants may withdraw vested matching amounts that have been in their account for at least 24 months. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. The dividends are included in interest and dividends. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out for the year ended December 31, 2020, and included in benefits paid to participants, was $1,072,429.

Voting Rights — Participants who have accounts invested in the RBC Stock Fund will receive the same information as is distributed to other shareholders of RBC. Each participant with an interest in the RBC Stock Fund will have the right, in accordance with and subject to the terms of the Plan, to direct the trustee of the Plan to vote the whole common shares represented by his or her interest in the fund. The trustee will vote the RBC common shares as to which voting directions are not received from participants in the same proportion as it votes the shares as to which voting directions are received from participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year. In the event of a delinquent participant contribution, actual lost earnings are determined and recorded in the effected participant’s account to make the participant whole. If negative earnings are calculated on a delinquent participant contributions, it will not be taken from the participant’s balance.

Benefits Paid to Participants — Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan who had not yet been paid as of December 31, 2020 and 2019. The unpaid amount was $0 for the year ended December 31, 2020.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The USA Pensions Benefits Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust. The RBC Stock Fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Notes receivable will be subject to any origination and periodic maintenance fees charged by the Trustee and record keeper and approved by the Committee. The origination fee will be an administrative fee charged to the Participant’s Account.

Administrative Expenses — Administrative expenses are paid by the Plan Sponsor through the use of forfeitures as provided in the second amendment to the Trust Agreement between Trustee and the Plan Sponsor. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Standards — In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard did not significantly impact the Plan’s financial statements.

3.	INVESTMENTS

The following summarizes the components of the RBC Common Stock Fund, at December 31, 2020 and 2019:

	2020	2019
Royal Bank of Canada Common Stock Fund:
Royal Bank of Canada common stock	$350,173,817	$365,138,928
Fidelity institutional cash money market funds	8,031,053	7,494,712
Net Receivables (payables)	31,073	100,840

Total	$358,235,943	$372,734,480

The RBC Common stock fund depreciated by $14,498,537 during Plan year ended December 31, 2020. The reduction was primarily due to the increase in payments compared to the contributions and earnings. The payments were $57,670,176, whereas the contributions and earnings are $72,138,400.

4.	RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the Trustee as defined by the Plan. RBC is the Plan Sponsor. These transactions qualify as exempt party-in-interest transactions, as defined by ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan invests in the common stock of the Plan sponsor, RBC, which is a related-party. At December 31, 2020 and 2019, the Plan held 4,267,290 and 4,610,340 shares, respectively, of common stock of RBC, with a cost basis of $213,699,951 and $223,885,996 respectively. During the year ended December 31, 2020, the Plan recorded dividend income of $13,291,248 from the RBC Common Stock Fund.

These transactions qualify as exempt party-in-interest transactions. During 2020 the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

2020
Number of common shares sold	343,050
Market value of common shares sold	$28,150,683
Cost of common shares sold	$9,596,721

The Company remitted participant contributions of $19,756 on various dates in 2020 which were later than required by Department of Labor (DOL) Regulation 2510.3 102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis. In April of 2020, the company implemented the daily interface to Fidelity. All the off cycle contributions are deposited daily, removing the delays associated with off cycle payments.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuations techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets for liabilities (level1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include

•  quoted prices for similar assets or liabilities in active markets;

•  quoted prices for identical or similar assets or liabilities in inactive markets;

•  inputs other than quoted prices that are observable for the asset or liability;

•  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and Money Market funds: Valued at the daily closing price as reported by the fund. Mutual and money market funds held by the Plan are open-end mutual and money market funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual and money market funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019.

	2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$350,173,817	$—	$—	$350,173,817
Mutual and money market funds	1,400,953,969	—	—	1,400,953,969
Personal directed brokerage accounts	128,000,820	—	—	128,000,820

Total assets in the fair value hierarchy	1,879,128,606	—	—	1,879,128,606

Investments measured at net asset value(a)				1,441,163,984
Investments at fair value	$1,879,128,606	$—	$—	$3,320,292,590

	2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$365,138,928	$—	$—	$365,138,928
Mutual and money market funds	1,219,753,645	—	—	1,219,753,645
Personal directed brokerage accounts	97,437,671	—	—	97,437,671

Total assets in the fair value hierarchy	1,682,330,244	—	—	1,682,330,244

Investments measured at net asset value(a)(b)				1,194,192,081
Investments at fair value	$1,682,330,244	$—	$—	$2,876,522,325

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

7.	NAV PER SHARE

The following tables set forth a summary of the Plan’s investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019.

	Fair Value - Net Asset Value
	December 31, 2020
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value	Frequency	Restrictions	Period
Managed Income Portfolio II Class 3	$274,558,430	Immediate	None	None
T. Rowe Price Growth Stock Trust	467,050,034	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	50,947,015	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	65,709,232	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	91,964,457	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	103,322,102	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	101,612,163	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	89,574,864	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	76,623,479	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	61,659,056	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	39,317,658	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2060 C	18,825,494	Immediate	None	None

Total	$1,441,163,984

	Fair Value - Net Asset Value
	December 31, 2019
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value	Frequency	Restrictions	Period
Managed Income Portfolio II Class 3	$235,145,542	Immediate	None	None
T. Rowe Price Growth Stock Trust	336,584,173	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	49,648,392	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	63,045,149	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	89,240,829	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	89,683,860	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	90,976,202	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	79,745,801	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	64,920,273	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	51,828,149	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	31,432,942	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2060 C	11,940,769	Immediate	None	None

Total	$1,194,192,081

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated December 18, 2015, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 3, 2021, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Total that Constitute Nonexempt
	Prohibited Transactions
	December 31, 2020			Total Fully
		Contributions	Contributions	Corrected
	Contributions	Corrected	Pending	Under VFCP and
	Not Corrected	Outside VFCP	Correction in VFCP	PTE 2002-51
Participant Contributions Transferred Late to Plan
Certain January 2019 participant contributions deposited 393 days late	$—	$617	$—	$—
Certain January 2019 participant contributions deposited 409 days late	—	3,883	—	—
Certain January 2020 participant contributions deposited 19 days late	—	981	—	—
Certain January 2020 participant contributions deposited 28 days late	—	1,167	—	—
Certain January 2020 participant contributions deposited 44 days late	—	3,958	—	—
Certain February 2020 participant contributions deposited 07 days late	—	1,279	—	—
Certain February 2020 participant contributions deposited 11 days late	—	207	—	—
Certain February 2020 participant contributions deposited 14 days late	—	625	—	—
Certain March 2020 participant contributions deposited 8 days late	—	63	—	—
Certain March 2020 participant contributions deposited 15 days late	—	80	—	—
Certain March 2020 participant contributions deposited 18 days late	—	464	—	—
Certain March 2020 participant contributions deposited 34 days late	—	6,432	—	—

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	Royal Bank of Canada	Royal Bank of Canada Stock Fund:
		Royal Bank of Canada Common Stock (cost $213,699,951 )	$350,173,817
		(American Depositary Receipt)
		Fidelity Institutional Cash Money Market Fund	8,078,627
	AF WASH MUTL INV R6	AF WASH MUTL INV R6	141,301,090
	American Beacon Advisors, Inc.	American Beacon Fund Small Cap Value Institutional	84,553,615
	American Beacon Advisors, Inc.	American Beacon Global Bond Adv	2,830,938
	MFS Investment Management	MFS Mid Cap Value R6	69,803,949
	Capital Research & Management Company	American Euro-Pacific Growth Fund	186,053,719
*	Fidelity Management Trust Co.	Fidelity Managed Income Portfolio II	274,558,430
*	Fidelity Management Trust Co.	Fidelity Global ex U.S. Index Fund	29,055,480
*	Fidelity Management Trust Co.	Fidelity Extended Market Index Fund	166,115,217
*	Fidelity Management Trust Co.	Fidelity 500 Index Fund	387,432,269
*	Fidelity Management Trust Co.	Fidelity US Bond Index Fund	109,348,003
	JP Morgan Asset Management	JPMCB SmartRetirement Passive Blend Income Fund C	50,947,015
	JP Morgan Asset Management	JPMCB SR PB 2020 C	65,709,232
	JP Morgan Asset Management	JPMCB SR PB 2025 C	91,964,457
	JP Morgan Asset Management	JPMCB SR PB 2030 C	103,322,102
	JP Morgan Asset Management	JPMCB SR PB 2035 C	101,612,163
	JP Morgan Asset Management	JPMCB SR PB 2040 C	89,574,864
	JP Morgan Asset Management	JPMCB SR PB 2045 C	76,623,479
	JP Morgan Asset Management	JPMCB SR PB 2050 C	61,659,056
	JP Morgan Asset Management	JPMCB SR PB 2055 C	39,317,658
	JP Morgan Asset Management	JPMCB SR PB 2060 C	18,825,494
	Metropolitan West Asset Management, LLC	Metwest Total Return Bond P	38,952,327
	T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Trust C	467,050,034
	T. Rowe Price Associates, Inc.	T. Rowe Price Mid Cap Growth	177,428,735
*	Fidelity Management Trust Co.	Fidelity BrokerageLink	128,000,820
*	Participant loans	Interest rates of 4.25% to 9.25% due at various dates through 2035	19,593,900

	Total investments		$3,339,886,490

*	Known to be a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 03, 2021
(Registrant/Issuer)

/s/ Ndikum Chi
Ndikum Chi
Sr. Mgr, Payroll, Funding & Internal Controls

Appendix A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 on Form S-8 of RBC U.S.A. Retirement and Savings Plan of our report dated June 3, 2021 appearing in this Annual Report on Form 11-K of RBC U.S.A. Retirement and Savings Plan for the year ended December 31, 2020.

CliftonLarsonAllen LLP

Minneapolis, Minnesota

June 03, 2021